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                                                                  EXHIBIT (a)(7)

                   FORM OF LETTER TO SOUTHSIDE'S STOCKHOLDERS

                     [Southside Bancshares Corp. Letterhead]

                                 January 5, 2001

Dear Stockholder:

         Southside Bancshares Corp. is offering to purchase 1,100,000 shares of its common stock at a price not greater than $12.25 nor less than $10.75 per share. Southside may, but will not be obligated to, purchase up to 1,469,388 shares. Southside is conducting the offer through a procedure commonly referred to as a "Dutch auction." This procedure allows you to select the price within the specified price range at which you are willing to sell all or a portion of your shares to Southside. Alternatively, this procedure allows you to elect to sell all or a portion of your shares to Southside at a price determined by the Dutch auction process.

         Based upon the number of shares tendered and the prices specified by the tendering stockholders, Southside will determine the lowest single per share price within that range that will allow it to purchase 1,100,000 shares (or such lesser number of shares that are properly tendered). Southside may, but will not be obligated to, select a purchase price that will allow it to purchase up to 1,469,388 shares, but Southside will not pay more than $18 million to purchase shares pursuant to the Offer. All of the shares that are properly tendered at prices at or below that purchase price (and which are not withdrawn) will -- subject to possible proration and provisions relating to conditional tenders -- be purchased for cash at that purchase price, net to the selling stockholder. All other shares that have been tendered and not purchased will be returned to the stockholder.

         If you do not wish to participate in the offer, you do not need to take any action. In that case, none of your shares will be purchased by Southside.

         The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read carefully these materials before making any decision with respect to the offer. Neither Southside nor its Board of Directors makes any recommendation to any stockholder whether or not to tender any or all shares. As set forth in the Offer to Purchase, certain of Southside's directors intend to tender their shares pursuant to the offer.

         Please note that the offer is scheduled to expire at 5:00 p.m., St. Louis time, on February 14, 2001, unless extended by Southside. Questions regarding the offer should be directed to Joseph W. Pope, Southside Bancshares Corp., 4111 Telegraph Road, St. Louis, Missouri 63129 (314) 416-4111.

                                         Sincerely,

                                         /s/ Thomas M. Teschner

                                         Thomas M. Teschner
                                         President and Chief Executive Officer